SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

Coupa Software Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22266L106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 22266L106	13 G	Page 2 of 14

1	NAME OF REPORTING PERSON BlueRun Ventures, L.P. (“BRV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,129,188 shares, except that BRV Partners, L.L.C. (“BRV GP”), the general partner of BRV, may be deemed to have sole voting power with respect to such shares, and Jonathan Ebinger (“Ebinger”) and John Arthur Malloy (“Malloy”), the Managing Members of BRV GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,129,188 shares, except that BRV GP, the general partner of BRV, may be deemed to have sole dispositive power with respect to such shares, and Ebinger and Malloy, the Managing Members of BRV GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,188
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 22266L106	13 G	Page 3 of 14

1	NAME OF REPORTING PERSON BRV Opportunities Fund, L.P. (“BRVOF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
61,250 shares, except that BRV Opportunities Fund GP, LLC (“BRVOF GP”), the general partner of BRVOF, may be deemed to have sole voting power with respect to such shares, and Ebinger and Malloy, the Managing Members of BRVOF GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
61,250 shares, except that BRVOF GP, the general partner of BRVOF, may be deemed to have sole dispositive power with respect to such shares, and Ebinger and Malloy, the Managing Members of BRVOF GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 22266L106	13 G	Page 4 of 14

1	NAME OF REPORTING PERSON BRV Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,129,188 shares held by BRV, for whom BRV GP serves as general partner, except that Ebinger and Malloy, the Managing Members of BRV GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,129,188 shares held by BRV, for whom BRV GP serves as general partner, except that Ebinger and Malloy, the Managing Members of BRV GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,188
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 22266L106	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON BRV Opportunities Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
61,250 shares held by BRVOF, for whom BRVOF GP serves as general partner, except that Ebinger and Malloy, the Managing Members of BRVOF GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
61,250 shares held by BRVOF, for whom BRVOF GP serves as general partner, except that Ebinger and Malloy, the Managing Members of BRVOF GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 22266L106	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON Jonathan Ebinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
5,190,438 shares, of which 5,129,188 shares are held by BRV and 61,250 shares are held by BRVOF.  BRV GP is the general partner of BRV and BRVOF GP is the general partner of BRVOF, and Ebinger, as a Managing Member of both BRV GP and BRVOF GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
5,190,438 shares, of which 5,129,188 shares are held by BRV and 61,250 shares are held by BRVOF.  BRV GP is the general partner of BRV and BRVOF GP is the general partner of BRVOF, and Ebinger, as a Managing Member of both BRV GP and BRVOF GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,190,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 22266L106	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON John Arthur Malloy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,190,438 shares, of which 5,129,188 shares are held by BRV and 61,250 shares are held by BRVOF. BRV GP is the general partner of BRV and BRVOF GP is the general partner of BRVOF, and Malloy, as a Managing Member of both BRV GP and BRVOF GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,190,438 shares, of which 5,129,188 shares are held by BRV and 61,250 shares are held by BRVOF. BRV GP is the general partner of BRV and BRVOF GP is the general partner of BRVOF, and Malloy, as a Managing Member of both BRV GP and BRVOF GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,190,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 22266L106	13 G	Page 8 of 14

ITEM 1(A).	NAME OF ISSUER

Coupa Software Incorporated

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1855 S. Grant Street

San Mateo, CA

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BlueRun Ventures, L.P., a Delaware limited partnership (“BRV”), BRV Opportunities Fund, L.P., a Delaware limited partnership (“BRVOF”), BRV Partners, L.L.C., a Delaware limited liability company (“BRV GP”), BRV Opportunities Fund GP, LLC, a Delaware limited liability company (“BRVOF GP”), Jonathan Ebinger (“Ebinger”) and John Arthur Malloy (“Malloy”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BRV GP is the general partner of BRV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BRV. BRVOF GP is the general partner of BRVOF, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BRVOF. Ebinger and Malloy are Managing Members of BRV GP and BRVOF GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by BRV and BRVOF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

545 Middlefield Road, Suite 250
Menlo Park, CA 94025

ITEM 2(C).	CITIZENSHIP BRV and BRVOF are Delaware limited partnerships. BRV GP and BRVOF GP are Delaware limited liability companies. Ebinger and Malloy are United States citizens.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, par value $0.0001 CUSIP #22266L106

ITEM 3.	Not Applicable.

CUSIP NO. 22266L106	13 G	Page 9 of 14

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BRV and BRVOF, and the limited liability company agreements of BRV GP and BRVOF GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

CUSIP NO. 22266L106	13 G	Page 10 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 22266L106	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Bluerun ventures, l.p. By: BRV Partners, L.L.C., its general partner

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

BRV Opportunities fund, l.p. By: BRV Opportunities Fund GP, LLC, its general partner

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

BRV Partners, L.L.C.

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact
BRV Opportunities fund gp, llc

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact
JONATHAN EBINGER

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

JOHN ARTHUR MALLOY
By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 22266L106	13 G	Page 12 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Power of Attorney	14

CUSIP NO. 22266L106	13 G	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Coupa Software Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2017

Bluerun ventures, l.p. By: BRV Partners, L.L.C., its general partner

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

BRV Opportunities fund, l.p. By: BRV Opportunities Fund GP, LLC, its general partner

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

BRV Partners, L.L.C.

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact
BRV Opportunities fund gp, llc

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact
JONATHAN EBINGER

By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

JOHN ARTHUR MALLOY
By:	/s/ Jennifer Yu
Jennifer Yu, attorney-in-fact

CUSIP NO. 22266L106	13 G	Page 14 of 14

EXHIBIT B

Power of Attorney

Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.